Maslon Edelman Borman & Brand, LLP 3300 Wells Fargo Center 90 South 7th Street Minneapolis, Minnesota 55402
September 14, 2006	Christopher J. Melsha Direct Phone: 612-672-8343 Direct Fax: 612-642-8343 Chris.Melsha@maslon.com

Via Edgar Transmission

John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cougar Biotechnology, Inc. (the “Company”)
Form SB-2
File No. 333-133779
Filed May 3, 2006
Form 10-KSB
Filed March 6, 2006

Dear Mr. Reynolds:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated September 5, 2006, with respect to the above-referenced registration statement (the “Comment Letter”). Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the “Registration Statement”). Also enclosed for your convenience is a marked copy of the Registration Statement showing changes from Pre-Effective Amendment No. 1 filed July 24, 2006.

On the Company’s behalf, we hereby respond to the numbered comments contained in the Comment Letter, as follows:

1. We note your response to our prior comments 1-3 from our letter of June 9, 2006. However, after listening to the web-cast, we believe that we heard a reference to “investment highlights” within the first minute of your CEO’s speech, and note that the web-cast was not limited to a discussion of your products. We further note that Rodman & Renshaw engages in investment banking services and that your presentation was partially directed at institutional biotechnology investors. Finally, we note that this presentation took place on May 16, 2006 following your initial SB-2 filing on May 3, 2006. Please file a transcript of this presentation on Form 8-K and reconcile any disclosures made therein to your Form SB-2 disclosures.

Mr.  John Reynolds
September 14, 2006

Response: The Company filed a transcript of the May 2006 conference under cover of Form 8-K on September 12, 2006. The Company believes that the information contained in the transcript is consistent in all material respects with the information contained in the Registration Statement.

Please note, however, that while Rodman and Renshaw provides investment banking services, the Company has never engaged the firm for such services or for any other transaction or service, including any service in connection with the offering covered by the Registration Statement. Further, to the Company’s knowledge, none of the selling stockholders have engaged Rodman and Renshaw in connection with the offer of the shares covered by the Registration Statement. See also the Company’s response to comment 2, below.

 2. We note your response to our prior comment 2 from our letter of June 9, 2006 and believe further discussion is warranted. Firstly, please provide a thorough analysis of Rule 168(c) and (d) in light of the following: (1) the company only appears to have attended this conference twice - one of which was prior to its reporting obligations; and, (2) Rodman & Renshaw engages in investment banking services and its most current registration forms indicates that, “[i]n preparing [their] presentation, [presenters should] please keep in mind that [they] are presenting to investors with a familiarity of biotechnology and life sciences investing. [You should] [f]ocus on the points that make your company an attractive investment opportunity.” (emphasis added). Please analyze the foregoing, as well as any other facts considered relevant, with respect to Rule 168(c)’s exclusion that “[a] communication containing information…disseminated as part of the offering activities in the registered offering is excluded from the exemption of this section. In addition, please explain how these presentations are part of your ordinary course of business. We may have further comment.

Response: Rule 168(c)’s exclusion from the rule’s safe harbor does not apply because the Company’s presentation at the Rodman conference was not part of any offering activities relating to the proposed registered offering covered by the Registration Statement. The Company did not attend the conference in order to promote the resale offering covered by the Registration Statement. As you are aware, the offering covered by the Registration Statement is not a direct offering by the Company and the Company will not receive any proceeds from the sale of the shares covered by the proposed offering. The Company has not undertaken any obligation to any selling stockholder to attend the Rodman or any other similar conference or otherwise carry out any type of activity related to the proposed registered offering, other than to cause the Registration Statement to be declared effective, to maintain the effectiveness of the Registration Statement following effectiveness and to file its periodic and other reports. Beyond any legal obligation or undertaking, no selling stockholder informally requested, suggested or encouraged the Company attend or present at the Rodman or any other conference, or otherwise undertake more than what is required of the Company not undertaken any obligations in the subscription documents relating to such selling stockholders original purchase of Company securities. Further, to the Company’s knowledge, none of the selling stockholders themselves attended the Rodman conference.

Mr.  John Reynolds
September 14, 2006

Rule 168(c)’s exclusion also does not apply because the Company’s presentation at the Rodman conference did not include any information about the registered offering itself. For example, the presentation did not mention the fact that the Registration Statement had been filed or was pending; there was no mention of any selling stockholder as such or any broker-dealer acting on behalf of any selling stockholder or otherwise in connection with the proposed registered offering; and there was no mention about how audience members could purchase shares in the proposed registered offering, including whom to contact for a prospectus. Although the Company’s presentation did mention that it had recently completed its April 3, 2006 financing transaction and identified lead investors, that discussion was in context of the Company’s financial situation. There was no discussion that the Company had agreed to register the resale of the shares purchased in the April 3 transaction and there was no mention that the investors identified would be involved in a registered offering.

The Company notes your suggestion that, because Rodman’s conference brochures apparently remind presenting companies that their audience will include biotechnology and life sciences “investors” and that they should focus on why their companies are attractive “investment” opportunities. The use of those terms, notwithstanding, investor conferences such as the ones Rodman sponsors and similar conferences sponsored by other broker-dealers have never, to the Company’s knowledge, been part of a selling effort relating to an issuer offering (e.g., as “road shows” are intended) and no offers and sales of company securities are made at such conferences. In the Company’s view, such conferences are a means to provide companies with exposure to those in the investment community, including investors and analysts, but not in connection with any pending or contemplated offering. These conferences can also be useful as a means for one company to meet and become familiar with another company for purposes of exploring potential strategic transactions, such as licensing arrangements and product collaborations.

While the Company has only attended two prior Rodman and Renshaw sponsored conferences, prior to the May 2006 Rodman conference, the Company had attended other, similar biotech or health care focused conferences, one of which was sponsored by an investment bank. The format of these conferences are largely the same. Further, like scores of other small cap biotech companies that routinely attend investors conferences that are either entirely or partially focused on biotech or life sciences, the Company’s purpose in attending such conferences, including the May 2006 Rodman conference, is to execute a component of a broader investor relations/public relations plan. While the Company does not contend that securities offerings are ordinary course activities, it submits that executing an IR/PR plan is very much an ordinary course activity. As indicated above, conferences of this type allow small biotech companies the opportunity to meet with biotech and life sciences investors and analysts (and others) to “tell their stories” and otherwise develop relationships. The Company has never had the purpose of attending a conference as part of or related to the activities of any offering, even though the relationships formed or developed at such conferences may be useful in a future, not yet contemplated offering.

Mr.  John Reynolds
September 14, 2006

3. We note that Rodman & Renshaw’s website indicates that the company will participate in the November 6-8, 2006 Healthcare Conference. Please advise us of the nature of the presentation to be made at this conference. We may have further comment.

Response: Mr. Auerbach, the Company’s CEO, is planning to attend the November conference on behalf of the Company. His presentation is expected to cover the background of the Company’s product candidates and their respective development status. Mr. Auerbach does not plan on referring to the offering covered by the Registration Statement or any other offering by the Company or on any stockholder’s behalf.

4. We note that the Rodman & Renshaw conference format appears to provide for a one on one meting with the participating companies. Please advise us whether Alan Auerbach held any ‘one on one’ meetings with investors, or others, in the last conference held in May 2006. Advise us of the nature of any meetings. We may have further comment.

Response: Mr. Auerbach did not hold any “one on one” meetings with investors or others at the May 2006 conference.

5. We note your response to comment 4. We specifically note that Horizon BioMedical Ventures, LLC, with Dr. Rosenwald as the managing member, currently holds 3,186,903 shares of Cougar’s common stock with 22.6% of the voting securities. We also note your disclosure that “this significant holding by Horizon BioMedical Ventures and Dr. Rosenwald’s position on the board, enables Horizon … to exert considerable influence over our management and direction and affairs through the election and removal of our board of directors and all matters requiring stockholder approval ….” It appears that Lindsay Rosenwald, through Horizon BioMedical Ventures, LLC, possesses the ability to direct or cause the direction of management and the policies of the company. Please revise your document as appropriate.

Response: The Company respectfully disagrees with your conclusion that Dr. Rosenwald, “through Horizon BioMedical Ventures, LLC, possesses the ability to direct or cause the direction of management and the policies of the company.” The Company does not believe Dr. Rosenwald’s beneficial ownership of approximately 24 percent of the Company’s outstanding voting stock, while not insignificant, is insufficient to “control” the Company, even if combined with the fact that he is a director of the Company. Dr. Rosenwald, acting either alone or with any of his affiliates, does not possess the power or ability to elect or remove any director. Further, Dr. Rosenwald is only one of six directors of the Company, meaning he is unable to direct management or otherwise set Company policy unless at least three other directors agree. The Company continues to believe that Dr. Rosenwald may able to exert “considerable influence” over certain Company affairs, as is disclosed in the Registration Statement. The Company does not believe, however, that the facts and circumstances underlying Dr. Rosenwald’s relationship with the Company are sufficient to definitively state, as your comment suggests, that he in fact “possesses the ability to direct or cause the direction of management and the policies of the Company.” Rather, the Company continues to believe that the risk factor set forth on page 15 (“A substantial stockholder possesses a significant portion of our voting power….”) accurately describes Dr. Rosenwald’s relationship with the Company, his potential to exert influence and the risks associated therewith, without overstating that relationship.

Mr.  John Reynolds
September 14, 2006

6. Your disclosure indicates that Paramount BioCapital, Inc. received warrants associated with your financing transactions and that Horizon BioMedical Ventures, LLC is affiliated with BioCapital, Inc. Please revise your discussion to our prior comment 4 to address the foregoing with respect to Dr. Rosenwald’s potential to “control” you. In addition, please advise how the company has presented these warrants for purposes of its tabular presentation of Security Ownership of Beneficial Owners and Management. We may have further comment.

Response: Pursuant to the Company’s agreements with Paramount BioCapital in connection its financings, the Company agreed to pay a portion of Paramount’s compensation in the form of warrants (in addition to cash fees). Instead of directly issuing to Paramount BioCapital such warrants, Paramount instructed the Company to issue the warrants to several of its employees involved in the offering or, in some cases, broker-dealer sub-agents engaged by Paramount to assist with the financings. Paramount BioCapital does not currently hold such warrants. Accordingly, these warrants have not been reflected in the tabular presentation of Security Ownership of Beneficial Owners and Management” since the warrants are no longer beneficially owned by any executive officer, director or beneficial holder of 5 percent or more of the Company’s common or preferred stock. With respect to the “control” issue raised in this comment 6 and in comment 5, above, Dr. Rosenwald’s approximate 24% beneficial ownership includes the shares underlying the warrants allocated to him by Paramount.

7. We note the registration statement covers the resale of approximately 77% of the common stock outstanding assuming conversion of preferred stock and warrants. Your offering appears to be an “at the market offering of equity securities by or on behalf of the registrant” under Rule 415(a)(4) of Regulation C. Because Cougar Biotechnology, Inc. does not qualify to conduct an offering “at the market,” please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a direct primary offering by Cougar Biotechnology.

Response: The Company agrees that it is not currently eligible for an “at the market offering.” However, in response to your prior comment 8 in your June 9, 2006 comment letter, the initial filing of the Registration Statement was revised to state in appropriate sections that the offering was being conducted at a fixed price of $4.50 per share until the common stock is quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices. Accordingly, the prospectus cover, risk factors, plan of distribution and other parts of the Registration Statement currently provide that the offering is being conducted at a fixed price of $4.50 per share until such time as our common stock is quoted on the OTC Bulletin Board, following which the shares may be offered at prevailing market prices or privately negotiated prices.

Mr.  John Reynolds
September 14, 2006

8. In your response to our prior comment 73 from our letter of June 9, 2006, you indicate that Paramount BioCapital, Inc. has distributed its shares to its designees. Please explain the meaning of this statement in further detail, including, but no limited to: (1) the amount of shares distributed; (2) how these shares originally were issued to Paramount BioCapital, Inc., including the securities law exemption relied on for the issuance; (3) whether these were restricted shares; (4) who Paramount BioCapital, Inc.’s designees were, including whether they are selling shareholders; and (5) the exemption [Paramount] BioCapital, Inc. relied on to distribute its shares. We may have further comment.

Response: The “securities” referenced in the Company’s response to your prior Comment 73 referred to the placement agent warrants that the Company was obligated to issue to Paramount BioCapital as compensation for services rendered as placement agent. As explained above in response to comment 6, Paramount instructed the Company to issue the warrants to which Paramount was entitled to several nominees who were either employees of Paramount who participated in the financings or selected dealers or sub-agents (i.e., broker-dealers) engaged by Paramount to assist in the offerings. As a result of two Company financings - the Company’s November 2005/January 2006 convertible note offering and its April 3, 2006 private placement - the Company was obligated to issue to Paramount warrants to purchase an aggregate of 509,795 shares of its common stock (as adjusted to reflect the merger with SRKP). These warrants were “restricted” securities and contained a restrictive legend. The forms of warrant are incorporated by reference into the Registration Statement as Exhibits 4.5 and 4.6, respectively. The Company relied on the exemption from registration provided by Section 4(2) as the issuance did not involve a public offering, involved no general solicitation, were made to a small group of sophisticated persons who were furnished with significant information concerning the Company, its business, financial condition and performance. All of Paramount’s nominees are selling stockholders (the last 22 selling stockholders identified on page 56 of the Registration Statement, excluding Cowan & Co, LLC) and the shares issuable upon exercise of the warrants are covered by the Registration Statement. To the extent the allocation of the warrants issuable to Paramount are deemed to constitute a separate transaction, the Company believes that such transaction is exempt under to so-called Section 4(1½).

Private Placement Offering, page 8

9. Please revise to indicate when the company converted the series of 5% convertible notes, when the company issued the 133,217 units and when the company converted the $950,000 of notes.

Response: The Company has revised the Registration Statement to reflect that the convertible notes were converted upon the completion of the Company’s April 3, 2006 private placement. See page 5.

Selected Financial Data, page 7

Mr.  John Reynolds
September 14, 2006

10. We note you included data for the period from May 14, 2003 (inception) to December 31, 2003 and stated that this information was derived from your audit financial statements included elsewhere in your filing. Since the audited financial statements included in your registration statement do not include separate statements for the period from May 14, 2003 (inception) to December 31, 2003, please revise to remove this column from your table.

Response: Please note that Amendment No. 1 to the Registration Statement did not, in fact, state that the Company’s financial statements relating to the period from inception to December 31, 2003 were included elsewhere in the prospectus. In any event, the Company has removed the selected financial data for such period from the tabular presentation. See page 7. The presentation has also been updated to replace the data for the quarter ended March 31, 2006 with data for and as of the six months ended June 30, 2006.

11. Please revise your table to ensure all data reconciles to the financial statements included in the registration statement (e.g. December 31, 2005 total current assets, cumulative net loss).

Response: The Company confirms that all data included in the table reconciles to the Company’s financial statements included in the Registration Statement. Additionally, as noted in response to comment 10, above, the table has been updated to include data for the six months ended June 30, 2006 in place of data for the three months ended March 31, 2006.

Risk Factors, page 8

There are certain interlocking relationships among us and certain affiliates of Paramount, which may present potential conflicts of interest, page 15

12. Please revise to indicate the amount of beneficial ownership by Lindsay Rosenwald assuming the conversion of preferred stock beneficially owned by Dr. Rosenwald.

Response: It is the Company’s understanding that Dr. Rosenwald does not “beneficially own” (as such term is used in Rule 13d-3) any shares of preferred stock. As noted below in response to comment 24, a trust in which Dr. Rosenwald has a pecuniary interest holds shares of preferred stock, but neither Dr. Rosenwald nor any of his affiliates beneficially own preferred shares. This risk factor has been revised to make clear that the approximate 25% beneficial ownership attributable to Dr. Rosenwald includes beneficial ownership of all shares that are issuable to him or any affiliate upon the exercise or conversion of all options, warrants and other right to acquire common stock. Further, this risk factor has been revised to separately identify the preferred shares held by the trust. See page 15.

We are contractually obligated to two of our directors to pay bonuses …. Page 15

13. Please indicate who determines the cash bonus to Alan Auerbach or Dr. Belldegrun.

Mr.  John Reynolds
September 14, 2006

Response: The Registration Statement has been amended to make clear in this risk factor that the disinterested members of the Company’s board of directors determine whether the bonus relating to whether Mr. Auerbach or Dr. Belldegrun played a role in the Company’s acquisition of rights to a new technology. See page 15.

Risks Relating to our Securities, page 16

14. Please revise your disclosure, here and elsewhere, to clarify that the “Pink Sheets” are neither an exchange or market under the federal securities law.

Response: The Registration Statement has been revised to remove reference to the Pink Sheets. The Company has no present intention of obtaining eligibility to have its common stock quoted on the Pink Sheets. See page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

15. In your response to our prior comment 36 from our letter dated June 9, 2006, you indicate that you have reclassified certain 2004 license fees to conform to your 2005 presentation. Please clarify whether this reclassification has been reflected in a revision to your financial statements. If not, please justify.

Response: The Company confirms that the reclassification was reflected in the Company’s financial statements included in the Registration Statement, including the prior initial filing and Amendment No. 1.

16. Please incorporate more of the text of your response to our prior comment 41 from our letter of June 9, 2006 into your disclosure. In this regard, a discussion of the types of bonuses, and when they might be payable in the future, may be warranted.

Response: All of the items addressed in the Company’s response to your prior comment 41 concerning Dr. Lee’s bonus and related arrangements are described in the Registration Statement. See page 19. Additionally, the Registration Statement has been revised to include additional disclosure concerning the bonuses payable to the Company’s chief executive officer and treasurer in the comparative discussion of general and administrative expenses. See page 19.

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 20

17. Please revise your discussion under this section to more fully discuss the changes in your results of operations. Your discussion should not merely reflect changes in expense items, but should discuss what the expenses were related to, how those expenses support your business plans and objectives.

Response: Please note that the Registration Statement has been updated to replace the March 31, 2006 and 2005 comparative discussion with a discussion of the Company’s results for the six months ended June 30, 2006 versus June 30, 2005. This updated disclosure includes a greater discussion of the basis for the difference in expenses, their purpose and, where appropriate, how such expenses support the Company’s plans and objectives. See page 20.

Mr.  John Reynolds
September 14, 2006

Plan of Operation, page 22

18. We note your disclosure on page 22 that you anticipate spending $240,000 on recruiting and relocation expenses associated with your hiring of new employees. Please disclose a range of estimated expenses associated with the payment of the salary and benefits to these new employees. In addition, confirm whether these expenses are already included in management’s projected 2006 expenses as disclosed elsewhere in your Form SB-2.

Response: The Registration Statement has been revised to disclose the estimated range of expenses relating to the new employees. See page 22. Additionally, the Company confirms such amounts are included in the Company’s projected expenses disclosed elsewhere in the Registration Statement.

19. We note that the company has added disclosure here and under “Our Strategy” in response to our comments, including comment 50 from our June 9, 2006 letter. Please expand to further discuss this process, particularly as it relates to negotiating the acquisition agreements, further developing the products and how the company will commercialize these products, i.e., will you sub-license solutions to manufacturers, manufacture the solution in-house etc.

Response: The Company has revised both the “Our Strategy” section under its description of Business (see pages 28-29) and the Plan of Operation discussion (see page 22) to expand the discussion accordingly.

Business, page 28

20. We note that the company has provided copies of two studies in your response to our prior comment 62 from our letter of June 9, 2006. Please revise your Form SB-2 to include references to these reports in the comparative statements that generated the initial staff comment.

Response: The Registration Statement has been revised to refer to the reports previously provided to the Staff. See page 33.

CB3304 (Noscapine and Related Analogs), page 31

21. Please revise to address in an appropriate section of the rights of the U.S. Federal Government under the Bayh-Dole Act. Also address the effect of those rights on your license from Emory University.

Response: The Registration Statement has been revised to disclose the governments rights under the Bayh-Dole Act and the effect of those rights on the Company’s license with Emory. See page 36.

Mr.  John Reynolds
September 14, 2006

Clinical Testing of our Products in Development, page 34

22. We note that the company has added disclosure in response to our prior comment 30 from our letter dated June 9, 2006. The company’s overall response contains a greater level of detail than the text added to your Form SB-2 and we believe that the information in the comment letter response is valuable to investors. Accordingly, please add the information contained in your response to comment 30 here.

Response: The Company has revised the Registration Statement to include the additional information contained in its response to your prior comment 30. See page 35.

Legal Proceedings, page 41

23. We note your response to our prior comment 68 and believe further clarification is necessary. Please revise to also indicate whether you are involved in any pending legal proceedings that are not routine litigation incidental to your business (emphasis added).

Response: The Registration Statement has been revised to provide that the Company “is not involved in any pending legal proceedings.” Further, the Company has also disclosed that it is not aware of any threatened legal proceedings against it. See page 41.

Security Ownership of Certain Beneficial Owners and Management, page 47

24. We note that the beneficial ownership interest for Lindsay Rosenwald does not include 133,217 shares of common stock beneficially owned by The Lindsay A. Rosenwald 2000 Family Trust. It appears that these shares should be included in the beneficial ownership table for Lindsay Rosenwald. Revise to include the noted shares in the table or advise us of the legal and factual basis for not reflecting these shares in the beneficial ownership table.

Response: The Company has been advised that Dr. Rosenwald does not beneficially own the shares held by the Rosenwald Family Trust. It is the Company’s understanding that Lester E. Lipschutz, the trustee of such trust, solely holds the power to vote or dispose of the shares held in the trust, as is required to establish beneficial ownership under Rule 13d-3 of the Exchange Act. The footnote in the Registration Statement has been revised to provide additional disclosure concerning the basis for not including the trust shares in Dr. Rosenwald’s beneficial ownership calculation. See page 48.

Certain Relationships and Related Transactions, page 50

25. Please revise to clarify the amount of non-voting securities held by Horizon BioMedical Ventures, LLC in addition to its voting securities.

Response: The Registration Statement has been revised to disclose the total amount of beneficial ownership held by Horizon. See page 50. The Company does not have any non-voting capital stock, so the additional beneficially owned securities attributed to Horizon consist of options and warrants to purchase common stock that are vested or will vest within 60 days.

Mr.  John Reynolds
September 14, 2006

Quotation of our Common Stock on the OTCBB, page 51

26. We have reviewed your response to our prior comment 26 for our letter dated June 9, 2006 but believe that more detailed disclosure is necessary. In particular, please provide more information about the listing requirements, how the company purports to meet these requirements and the costs that the company will incur in maintaining a listing.

Response: The Registration Statement has been revised to provide additional disclosure concerning the listing requirements for the OTC Bulletin Board. See page 51. Please note that, according to the OTC Bulletin Board’s web site, there are no listing requirements or continued listing requirements, per se, for issuers with securities quoted on the OTCBB. See http://www.otcbb.com/issuerinformation/issuerinfo.stm. Accordingly, the Company does not expect to incur any material expense beyond the expenses it will incur to comply with its reporting obligations under the Exchange Act.

Cougar Biotechnology Financial Statements for the years ended December 31, 2005 and 2004

Notes to Financial Statements

General

27. We reviewed your response to our prior comments 96 through 99 related to disclosure of the material terms of each warrant issuance. Your response did not address our comments in their entirety, thus a portion of the comments will be reissued. Please revise your disclosure of each warrant issued (e.g. Notes 6 through 8) to disclose whether the warrants may be exercised or settled in registered or unregistered shares.

Response: The Registration Statement has been further revised to disclose the manner in which the warrants may be exercised or settled. See pages F-12 - F-13.

Note 16 - Subsequent Events

Stockholders Equity, F-21

28. We note you issued seven-year warrants in connection with your April 3, 2006 private placement. Tell us why you used a five-year term (versus seven-year) to determine the fair value of these warrants or revise your disclosure here and throughout the registration statement accordingly.

Response: The warrants issued to the two placement agents in connection with the April 3, 2006 private placement have a 5-year term, not a 7-year term as indicated in Amendment No. 1. See Exhibit 4.6. The Registration Statement has been revised to correctly state the term of such warrant.

Mr.  John Reynolds
September 14, 2006

Other Regulatory

29. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Response: The Company has included in the Registration Statement financial statements for and as of the six months ended June 30, 2006. Additionally, current consents from the Company’s current auditors, J.H. Cohn LLP, and SRKP’s former auditors, A.J. Robbins, are attached to the Registration Statement as Exhibits 23.1 and 23.2, respectively.

Part II

Item 26. Recent Sales of Unregistered Securities

30. Your disclosure indicates that SRKP 4, Inc. issued 2.7 million shares of common stock on May 26, 2005 but you only provide information with respect to approximately 1.3 million shares. Please provide the required disclosures with respect to these other purchases. In this regard your attention is directed to our prior comment 18 from our letter of June 9, 2006.

Response: The Registration Statement has been amended to identify all five purchasers of the 2.7 million shares issued May 26, 2006. See page II-2.

31. In your response to our prior comment 106 from our letter of June 9, 2006, you indicate that you issued options to a director in August 2004 which were below fair market value at the time of the grant. Please revise your Form SB-2 to discuss the material terms of this grant, as well as any others, which were below fair market value and also disclose the fair market value of the stock at that time. Also, please disclose who, on behalf of the company, approved these grants. Finally, please provide the staff with a discussion of the company’s potential legal exposure from these grants.

Response: The Registration Statement discloses the material terms of the August 2004 grant to Dr. Belldegrun and has been revised to include the fair market value of the common stock on the date of such grant, which was $2.60, and to state that the grant was authorized by the Company’s board of directors. See page II-2.

The Company does not believe it has any legal exposure from the grant to Dr. Belldegrun. Nothing in the Company’s charter documents or other relevant agreements and instruments precludes stock options grants exercisable at less than fair market value and Delaware law does not prohibit striking options at below fair market value. Further, pursuant to EITF 96-18, the Company recorded the appropriate expense for this grant, which has been reflected in all financial statements disseminated by the Company, including those filed with the Commission. The Company believes that all other stock options that it has issued have also been appropriately accounted for in its financial statements.

Mr.  John Reynolds
September 14, 2006

Exhibits

Exhibit 5.1

32. Please note that your opinion, as filed, currently refers to “reputed” judicial decisions instead of “reported” decisions. Please advise or revise as appropriate.

Response: A new legal opinion has been filed with the Registration Statement as Exhibit 5.1.

Form 8-K, filed April 6, 2006

33. We have reviewed your response to our prior comment 114 from our letter of June 9, 2006 and have additional comments. Firstly, we were unable to locate any amendments to your Form 8-K relating to our comment - please advise. Secondly, we believe that this disclosure is equally appropriate for your Form SB-2. Accordingly, please revise your disclosures to respond to our comment or advise why no such revision is necessary. For ease of reference, we reproduce our comment here: In reviewing your Certificate of Designation of Series A Convertible Preferred Stock the staff noted that the “Stated Value” of the preferred shares was $4.50 per share and that this value is used to determine items such as interest payments, etc. However, in your private placement, you sold 22,919,075 Units for gross proceeds of only $39,650,000 or approximately $1.73/unit. As an initial matter, please revise your disclosure to include the per unit sale price associated with the sale of the units and ascribe value to both the preferred shares and common stock based on the weighting of the respective units. Further, please clarify to your potential investors that your private placement was not actually conducted at $4.50 per share even though the applicable redemption provision would pay this amount to the preferred shareholders. In addition, please provide the staff with an analysis discussing why the $4.50 resale price is appropriate under these circumstances.

Response: The Company does not believe any amendment to its Form 8-K filed on April 6, 2006 is necessary or appropriate. The purpose of that filing was solely to report the filing of the Certificate of Designation of the Series A Preferred Stock, which was filed as Exhibit 3.1 to such report.

Please also be advised that the Certificate of Designation filed with this Form 8-K was that of SRKP 4, Inc.’s, not the former Cougar Biotechnology (the accounting acquiror, but legal acquiree in the merger), which was the entity that originally sold the units in the private placement. As you point out, the form of Certificate of Designation filed with the April 6 Form 8-K identifies the “Stated Value” of the preferred stock as $4.50 per share. Prior to its merger with SRKP 4, Inc. (legal acquiror, accounting acquiree), on April 3, 2006, the former Cougar Biotechnology, Inc. (legal acquiree, accounting acquiror) sold 22,918,775 units of its securities consisting of 20,626,896 shares of preferred stock and 2,291,879 shares of common stock. The price per unit was $1.73. As a result of the merger, however, the shares of preferred and common stock of the former Couger Biotechnology purchased by the investors converted into 7,922,998 shares of preferred stock and 880,334 shares of common stock of SRKP 4, Inc., the legal acquiror (accounting acquiree), at a rate of 0.38411 (i.e., one share of former Cougar common or preferred converted into 0.38411 shares of SRKP common or preferred, as applicable). Accordingly, the effective per unit price of the preferred and common shares paid by the investors in the April 3, 2006 private placement, after giving effect to the merger, was $4.50 ($1.73 / 0.38411). So, while the April 3, 2006 private placement was not literally completed at $4.50 per unit, that amount is, in fact, the effective per unit price after adjusting for the merger. For these reasons, the Company believes the $4.50 resale price is appropriate under the circumstances.

Mr.  John Reynolds
September 14, 2006

Further, because each share of preferred stock converts into common stock on a one-for-one basis, each unit sold in the private placement represents an equal number of common stock equivalents. The Company therefore believes it is appropriate to ascribe an equal value of $4.50 (as adjusted) to both the common and preferred shares.

Amendment No. 1 to the Registration Statement was revised to consistently reflect the share and price numbers as adjusted to give effect to the merger. Pursuant to the telephone discussion between our office and Jay Williamson of the Staff on September 13, 2006, the Company confirms that it will continue to present all of its share information to reflect the adjustment resulting from the merger with SRKP and that an amendment to the Company’s Form 8-K filed April 7, 2006 is not required.

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Please contact the undersigned at (612) 672-8343 if you have any questions with respect to the responses contained in this letter or the Registration Statement.
Very truly yours,

/s/ Christopher J. Melsha

Christopher J. Melsha

cc: Mr. Jay Williamson, Esq. (via facsimile at 202-772-9206; without enclosures)
Mr. Alan H. Auerbach